Exhibit 12.01

Oklahoma Gas and Electric Company
SEC Method of
Ratio of Earnings to Fixed Charges
(in thousands)

						Three Months	Twelve Months
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended	Ended
	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	March 31, 2008	March 31, 2008

Earnings:
Pre-tax income (loss)	$175,605	$160,635	$182,280	$234,093	$234,862	$(18,266)	$214,749

Add Fixed Charges	42,583	42,235	52,380	66,974	61,064	20,729	65,768

Subtotal	218,188	202,870	234,660	301,067	295,926	2,463	280,517

Subtract:
Allowance for borrowed funds used during construction	539	1,662	2,233	4,487	3,989	709	4,083

Total Earnings	217,649	201,208	232,427	296,580	291,937	1,754	276,434

Fixed Charges:
Interest on long-term debt	36,900	36,890	42,118	50,301	50,860	14,542	52,700
Interest on short-term debt and other interest charges	2,444	2,247	7,314	14,300	8,047	5,671	10,950
Calculated interest on leased property	3,239	3,098	2,948	2,373	2,157	516	2,118

Total Fixed Charges	$42,583	$42,235	$52,380	$66,974	$61,064	$20,729	$65,768

Ratio of Earnings to Fixed Charges	5.11	4.76	4.44	4.43	4.78	0.08	4.20